At a Special Meeting of
Shareholders of the
Marathon Value Portfolio,
held at the offices of
Gemini Fund Services, LLC,
80 Arkay Drive, Suite 110,
Hauppauge, NY 11788, on
Friday, June 10, 2016,
shareholders of record at
the close of business on
April 8, 2016 voted to
approve the following
proposals:

Proposal 1: To approve a
new Investment Advisory
Agreement (the "New
Advisory Agreement")
between the Trust, with
respect to the Fund, and
Gratus Capital, LLC
("Gratus"), the Fund's
proposed new invesent
adviser.

       Shares Voted
Shares Voted Against
	1,837,261
In Favor or Abstentions
	1,547

Proposal 2: To transact
such other business as
many properly come
before the meeting or any
adjournments or
postponements thereof.

Shares Voted
Shares Voted Against
	 1,816,341
In Favor or Abstentions
	22,467